
Mail Stop 4631

October 30, 2009

via U.S. mail and facsimile

Timothy K. Pistell, CFO
Parker-Hannifin Corporation
6035 Parkland Boulevard
Cleveland, OH 44124-4141

> **RE: Parker-Hannifin Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed August 27, 2009**
> **Schedule 14A Filed on September 28, 2009**
> **File No. 1-4982**

Dear Mr. Pistell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 1. Business, page 1

Competition, page 7

1. We note your disclosure that no single manufacturer competes with you with respect to all of your products and that the degree of competition varies among different products. We also note that you believe you are one of the "primary" suppliers in certain segments. In future filings, please expand your discussion of the competitive conditions in your industry, including an estimate of the number of competitors and a more specific discussion of your competitive position. See to Item 101(c)(1)(x) of Regulation S-K.

Item 1A. Risk Factors, page 10

2. We note the statement in the introductory paragraph that the risks you describe are not the only ones you face. In future filings, please disclose all known material risks, and remove all language suggesting that there may be other significant risks.

Item 3. Legal Proceedings, page 19

3. We note your response to comment 8 in our letter dated January 30, 2008. In particular, we note that plaintiffs in a class action suit against you are seeking treble damages, among other forms of relief. As previously requested, please quantify in future filings the amount of damages being sought in each of your pending material legal proceedings. We note your disclosure in the last paragraph on page 20 that you have reached a settlement of the class action litigation but that such settlement is subject to court approval. See Item 103 of Regulation S-K.

Item 9A. Controls and Procedures, page 22

4. We note your description of the definition of internal control over financial reporting. The description appears to be based on the definition of internal control over financial reporting set forth in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As described, however, the description does not fully conform to the definition set forth in those rules given that it does not indicate that your internal control over financial reporting were designed by, or under the supervision of, your principal executive and principal financial officers and effected by your board of directors, management, and other personnel and includes those policies and procedures as described in subparts (1), (2), and (3) of the above-referenced rules. Please confirm that your management's conclusion regarding effectiveness is based on the full definition of internal control over financial reporting set forth in the applicable rules and revise accordingly in future filings. Alternatively, you may simply state in future filings that your management concluded on the applicable dates that your internal control over financial reporting was effective.

Item 15. Exhibits and Financial Statement Schedules, page 24

5. Please file your credit agreements as exhibits, including your multi-currency revolving credit agreement to which you refer on page 13-17 of Exhibit 13.

Definitive Proxy Statement on Schedule 14A Filed on September 28, 2009

Review and Approval of Transactions with Related Persons, page 6

6. We note that your Corporate Governance and Nominating Committee analyzes, considers, and, if appropriate, approves your related party transactions. In future filings, please describe the standard applied by this committee in determining whether related party transactions should be approved, ratified, or rejected. See Item 404(b)(1)(ii) of Regulation S-K.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. For other comments, please contact Hagen Ganem, Staff Attorney, at (202) 551-3330, or in his absence, Craig Slivka, Special Counsel, at (202) 551-3729.

Sincerely,

Terence O'Brien
Accounting Branch Chief